SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           Esperion Therapeutics, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    29664R106
                                 (CUSIP Number)

                      Durus Life Sciences Master Fund Ltd.
                 c/o International Fund Services (Ireland) Ltd.
                            3rd Floor, Bishops Square
                                  Redmonds Hill
                                Dublin 2, Ireland
                             Attention: Susan Byrne
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 7, 2004
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               (Page 1 of 4 Pages)

CUSIP No. 29664R106               13D/A                    Page 2 of 4 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Durus Life Sciences Master Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [x]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                   [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 9,370,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 9,370,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                9,370,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                27.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 29664R106               13D/A                    Page 3 of 4 Pages

The Schedule 13D filed on October 30, 2003 (the "Schedule 13D") by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), relating to the common stock, par value $.001 per share (the "Shares"), of Esperion Therapeutics, Inc. (the "Issuer"), is hereby amended and supplemented as set forth below by this Amendment No. 1 to the Schedule 13D.

Item 4.     Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Shares reported herein were acquired for the Reporting Person by the Portfolio Manager. The Reporting Person acquired and continues to hold such Shares for investment purposes, with no intention to influence or change the management or other affairs of the Issuer. On January 7, 2004, the Reporting Person entered into a Settlement Agreement and Mutual Releases (the "Settlement Agreement") with the Issuer, Scott Sacane, the Portfolio Manager and Durus Capital Management (N.A.), LLC, which is discussed in Item 6 hereof. Except as otherwise indicated herein, the Reporting Person currently has no plans or proposals that relate to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated in its entirety as follows:

            (a) As of January 14, 2004, the Reporting Person beneficially owned 9,370,000 Shares, representing 27.5% of the Issuer's outstanding Shares. The percentage of Shares reported herein is based upon the 34,118,527 Shares reported on the Issuer's Schedule 14D-9 filed January 7, 2004 to be outstanding as of January 2, 2004, which is the most recently available filing with the Securities and Exchange Commission containing information about the number of outstanding Shares of the Issuer.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Pursuant to the Settlement Agreement, among other things, the Reporting Person agreed to pay approximately $32 million plus interest to the Issuer in settlement of the Issuer's claims for disgorgement of profits under Section 16(b) of the Exchange Act. In addition, the Issuer consented to the Reporting Person tendering the Shares pursuant to Pfizer Inc.'s recently launched tender offer (the "Tender Offer") and/or distributing the Shares to its investors (the "Investors"), and to the Investors tendering the Shares pursuant to the Tender Offer or distributing the Shares to their respective members or shareholders, as the case may be, who may either tender the Shares or otherwise dispose of them free of the terms of the Voting and Transfer Restriction Agreement.

Item 7.     Materials to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

A copy of the Settlement Agreement referenced in Item 6 hereof is attached as
Exhibit 2 hereto. ***


*** Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a request for confidential treatment.

CUSIP No. 29664R106               13D/A                    Page 4 of 4 Pages


                                SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  January 14, 2004


                               Durus Life Sciences Master Fund Ltd.


                               By:    /s/ Leslie L. Lake
                                   --------------------------
                                    Name:  Leslie L. Lake
                                    Title: Director